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                                                               Exhibit (a)(8)(i)

Editorial Contacts: Bonita A. Cersosimo
                    Alcoa
                    412-553-4462

                    R. Daniel Loh
                    Alumax Inc.
                    404-846-4752

Alcoa and Alumax To Comply with Requests for Additional Information from DOJ

          Pittsburgh and Atlanta, April 1, 1998 - Alcoa (NYSE: AA) and Alumax Inc. (NYSE: AMX) announced today that Alcoa has received a request for additional information from the Department of Justice (DOJ) under the Hart-Scott-Rodino Act concerning Alcoa's previously announced acquisition of Alumax. This second request extends the waiting period under the Hart-Scott-Rodino Act during which the parties are prohibited from closing the transaction pending DOJ review. Alumax also received a civil investigative demand from DOJ seeking similar information and documents, which subject companies often receive in lieu of a second request in a cash tender offer situation. Such requests are not unusual in transactions of this size between two companies in the same industry.

        On March 13, 1998, Alcoa commenced a cash tender offer for one-half of the outstanding Alumax shares at $50 per share. The second step of the transaction will be a merger in which each of the remaining 50% of the outstanding Alumax shares will be converted into 0.6975 of a share of Alcoa common stock. In the event less than one-half of the shares of Alumax are tendered, the remaining shares will be exchanged in the merger for a combination of cash and Alcoa common stock on a pro rata basis.

        The tender offer is conditioned on the expiration of the Hart-Scott-Rodino waiting period and other customary conditions. The merger is also subject to customary conditions, including approval by stockholders of Alumax owning a majority of Alumax shares.


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        The companies said that they intend to comply with the DOJ's requests for additional information as quickly as possible.

        Alcoa is the world's largest producer of aluminum and alumina and a major participant in all segments of the industry: mining, refining, smelting, fabricating and recycling.

        Alumax is a world leader in aluminum with assets of more than $3.4 billion and 1997 revenues of more than $2.9 billion.

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